Buenos Aires, June 19th, 2018

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Answer to Query –Claim Notification.

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) and Bolsas y Mercados Argentinos S.A. (“ByMA”), in my capacity as Responsible for Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”), in answer to the query recevied today and, to that end, inform that regarding the lawsuit filed before the Arbitral Tribunal of the Buenos Aires Stock Exchange (“Tribunal Arbitral de la Bolsa de Comercio de Buenos Aires”) entitled: “Consumidores Financieros Asociación Civil Para Su Defensa c/ Petroleo Brasileiro S.A. y Otros s/ Cobro de Sumas de Dinero, Expte. N° 1225/2018”, the plaintiff claims the amount of 3650 million dollars, being Pampa, Petrolera Pampa S.A. and some of Pampa´s Directors in office during 2016, co-defendants along with Petroleo Brasileiro S.A. (“Petrobras Brasil”); without indicating the amount pretended against Pampa, Petrolera Pampa S.A. and the aforementioned directors, being the basis for the eventual compensation based on very different motives. In this sense, as informed in our relevant event dated as of June 8th, on the one hand the plaintiff claims against Petrobras Brasil for the loss of stock value due to the “Lava Jato Operation” and the so called “Petrolao” and, at the same time, it tries to collectively hold liable Pampa, Petrolera Pampa S.A. and the abovementioned Directors claiming that the indirect acquisition of control of Petrobras Argentina S.A. could have frustrated the execution of an eventual favorable ruling (up to the amount of the price paid by Pampa for the acquisition of control of Petrobras Argentina).

Sincerely,

_____________________

Victoria Hitce

Head of Market Relations